Exhibit 3.12

CERTIFICATE OF FORMATION

OF

BRP LLC

This Certificate of Formation of BRP LLC (the “Company”), dated as of December 5, 2003, is being duly executed and filed by Jacques Levesque, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. Code §§18-101 et seq.).

FIRST: The name of the limited liability company formed is:

BRP LLC

SECOND: The address of the registered office of the Company in the State of Delaware is c/o Corporation Service Company, 2711 Centreville Road, Suite 400, Wilmington, Delaware 19808.

THIRD: The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is Corporation Service Company, 2711 Centreville Road, Suite 400, Wilmington, Delaware 19808.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Jacques Levesque
Authorized Person